U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

02012404

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K 2-14-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-82902~~ 33-95932
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

FEB 22 2002

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of February, 2002.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Randy Van Zee
Vice President

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denumerator is
the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which
is the total junior balance and the denumerator is the total bond balance, prior to payment on that payment date, and ii)
the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal
Total principal received minus senior principal

Pass Thru Rate
6.75%

XS Interest
XS recieves the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

TRANCHE : A1-SEQ YIELD TABLE SETTLE DATE : 02/28/2002
AMOUNT : 119,904,000 FIRST PAYMENT DATE : 03/25/2002
COUPON : 6.75000

CPR	0	3	6	9	12	16	18	20	25	30
101.00000	6.673	6.551	6.440	6.408	6.379	6.334	6.309	6.281	6.180	6.038
101.25000	6.643	6.499	6.369	6.332	6.297	6.245	6.215	6.183	6.064	5.898
101.50000	6.613	6.448	6.299	6.256	6.216	6.156	6.122	6.085	5.949	5.758
101.75000	6.583	6.397	6.228	6.180	6.135	6.068	6.029	5.988	5.834	5.619
102.00000	6.553	6.346	6.158	6.105	6.055	5.979	5.937	5.891	5.720	5.480
102.25000	6.523	6.295	6.089	6.030	5.975	5.892	5.845	5.794	5.606	5.343
102.50000	6.494	6.245	6.019	5.955	5.895	5.804	5.753	5.698	5.493	5.206
102.75000	6.464	6.195	5.950	5.881	5.815	5.718	5.662	5.602	5.380	5.069
103.00000	6.435	6.145	5.881	5.806	5.736	5.631	5.572	5.507	5.268	4.934
103.25000	6.406	6.095	5.813	5.732	5.658	5.545	5.481	5.412	5.157	4.799
103.50000	6.376	6.045	5.744	5.659	5.579	5.459	5.391	5.318	5.045	4.664
103.75000	6.347	5.995	5.676	5.586	5.501	5.374	5.302	5.224	4.935	4.530
104.00000	6.319	5.946	5.608	5.512	5.423	5.288	5.213	5.130	4.825	4.397
WAL	13.47	6.42	4.29	3.93	3.65	3.30	3.13	2.96	2.46	1.98
DUR @ 102.50000	8.22	4.82	3.50	3.25	3.05	2.79	2.66	2.53	2.15	1.78
START	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02
END	8/23	8/15	4/11	7/10	3/10	10/09	8/09	5/09	2/08	1/07

TRANCHE : A2-SEQ YIELD TABLE SETTLE DATE :
02/28/2002
AMOUNT : 107,500,000 FIRST PAYMENT DATE :
03/25/2002
COUPON : 6.75000

CPR	0	3	6	9	12	16	18	20	25	30
99.00000	6.910	6.915	6.930	6.958	6.993	7.049	7.081	7.115	7.190	7.246
99.25000	6.882	6.885	6.894	6.910	6.930	6.962	6.980	7.000	7.043	7.075
99.50000	6.855	6.856	6.858	6.862	6.867	6.876	6.880	6.885	6.897	6.905
99.75000	6.828	6.827	6.822	6.815	6.805	6.790	6.781	6.772	6.751	6.735
100.00000	6.801	6.797	6.787	6.767	6.743	6.704	6.682	6.658	6.606	6.566
100.25000	6.774	6.768	6.752	6.720	6.681	6.619	6.583	6.545	6.461	6.398
100.50000	6.747	6.739	6.716	6.673	6.620	6.534	6.485	6.433	6.317	6.230
100.75000	6.721	6.710	6.681	6.626	6.559	6.449	6.387	6.321	6.174	6.063
101.00000	6.694	6.681	6.646	6.580	6.498	6.365	6.290	6.209	6.031	5.897
101.25000	6.667	6.653	6.611	6.533	6.437	6.282	6.193	6.098	5.889	5.732
101.50000	6.641	6.624	6.577	6.487	6.377	6.198	6.096	5.987	5.747	5.567
101.75000	6.615	6.596	6.542	6.441	6.317	6.115	6.000	5.877	5.606	5.402
102.00000	6.589	6.567	6.508	6.395	6.257	6.032	5.904	5.767	5.465	5.238
WAL	16.75	14.16	10.58	7.35	5.27	3.56	2.99	2.54	1.92	1.62
DUR @ 100.50000	9.25	8.55	7.03	5.28	4.04	2.92	2.53	2.20	1.72	1.48
START	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02
END	10/25	12/21	6/18	9/15	7/13	4/11	5/10	8/09	6/06	7/05

TRANCHE : A3-SEQ-Z YIELD TABLE SETTLE DATE : 02/28/2002
AMOUNT : 25,000,000 FIRST PAYMENT DATE : 03/25/2002
COUPON : 6.75000

CPR	0	3	6	9	12	16	18	20	25	30
88.00000	7.326	7.379	7.457	7.554	7.669	7.847	7.949	8.059	8.381	8.786
88.25000	7.315	7.367	7.443	7.538	7.650	7.824	7.923	8.031	8.346	8.741
88.50000	7.304	7.355	7.429	7.522	7.631	7.801	7.898	8.003	8.310	8.696
88.75000	7.293	7.343	7.415	7.506	7.612	7.778	7.872	7.975	8.275	8.652
89.00000	7.282	7.331	7.401	7.489	7.593	7.755	7.847	7.947	8.240	8.607
89.25000	7.271	7.318	7.387	7.473	7.575	7.732	7.822	7.920	8.205	8.563
89.50000	7.260	7.306	7.373	7.457	7.556	7.710	7.797	7.892	8.170	8.519
89.75000	7.250	7.294	7.359	7.441	7.537	7.687	7.772	7.865	8.135	8.475
90.00000	7.239	7.282	7.346	7.425	7.519	7.664	7.747	7.837	8.100	8.431
90.25000	7.228	7.270	7.332	7.409	7.500	7.642	7.722	7.810	8.066	8.387
90.50000	7.217	7.258	7.318	7.393	7.482	7.619	7.697	7.783	8.031	8.343
90.75000	7.206	7.246	7.305	7.378	7.463	7.597	7.673	7.755	7.997	8.300
91.00000	7.196	7.235	7.291	7.362	7.445	7.574	7.648	7.728	7.962	8.257
91.25000	7.185	7.223	7.277	7.346	7.427	7.552	7.624	7.701	7.928	8.213
91.50000	7.174	7.211	7.264	7.330	7.408	7.530	7.599	7.674	7.894	8.170
91.75000	7.164	7.199	7.250	7.315	7.390	7.508	7.575	7.648	7.860	8.127
92.00000	7.153	7.187	7.237	7.299	7.372	7.486	7.550	7.621	7.826	8.085
WAL	26.96	24.87	22.26	19.49	16.88	13.86	12.56	11.36	8.85	6.85
DUR @ 90.00000	25.59	23.02	20.09	17.31	14.89	12.23	11.10	10.09	7.97	6.31
START	10/25	12/21	7/18	9/15	7/13	4/11	5/10	8/09	2/08	2/07
END	11/31	11/31	11/31	11/31	11/31	11/31	11/31	11/31	11/31	11/31

TRANCHE : A4-SEQ YIELD TABLE SETTLE DATE : 02/28/2002
AMOUNT : 47,596,000 FIRST PAYMENT DATE : 03/25/2002
COUPON : 6.75000

CPR	0	3	6	9	12	16	18	20	25	30
100.00000	6.798	6.783	6.765	6.747	6.727	6.699	6.685	6.670	6.631	6.590
100.25000	6.769	6.745	6.717	6.688	6.656	6.611	6.588	6.564	6.502	6.435
100.50000	6.741	6.707	6.669	6.628	6.585	6.524	6.492	6.459	6.373	6.282
100.75000	6.712	6.669	6.621	6.569	6.514	6.436	6.396	6.354	6.245	6.129
101.00000	6.684	6.632	6.573	6.511	6.444	6.349	6.300	6.249	6.117	5.977
101.25000	6.655	6.594	6.526	6.452	6.374	6.263	6.205	6.145	5.990	5.826
101.50000	6.627	6.557	6.479	6.394	6.304	6.177	6.110	6.042	5.864	5.675
101.75000	6.599	6.520	6.432	6.336	6.235	6.091	6.016	5.939	5.738	5.526
102.00000	6.571	6.483	6.385	6.278	6.165	6.005	5.922	5.836	5.613	5.376
102.25000	6.543	6.446	6.338	6.221	6.097	5.920	5.828	5.734	5.488	5.228
102.50000	6.515	6.410	6.291	6.164	6.028	5.836	5.735	5.632	5.364	5.080
102.75000	6.488	6.373	6.245	6.107	5.960	5.751	5.643	5.531	5.240	4.933
103.00000	6.460	6.337	6.199	6.050	5.892	5.667	5.550	5.430	5.117	4.786
WAL	15.02	10.08	7.26	5.54	4.42	3.42	3.06	2.76	2.20	1.81
DUR @ 101.50000	8.71	6.60	5.19	4.22	3.52	2.85	2.59	2.37	1.94	1.63
START	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02
END	10/25	12/21	6/18	9/15	7/13	4/11	5/10	8/09	2/08	1/07

Appendix

Assumptions Stipulated to us by
Representatives of Salomon

- The Structuring Assumptions (except assumption (i) and (ix)).
- There are no Class A-P or Class R Certificates.
- The Certificates will be purchased on February 28, 2002.
- The Mortgage Loans have the following characteristics:

Current Balance	Gross Coupon	Servicing	Original Term to Maturity	Remaining Term to Maturity
$318,302,387	7.400%	0.267%	359	357

- The Certificate have the following Principal or Notional Balances and Pass-Through Rates:

Class	Principal or Notional Balance	Pass-Through Rate
A-1	$119,904,000	6.750%
A-2	$107,500,000	6.750%
A-3	$25,000,000	6.750%
A-4	$47,596,000	6.750%
A-V	$318,302,387	0.383%
Subordinate	$18,302,387	6.750%

U.S. Securities and Exchange Commission
Washington, D.C. 20549

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OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
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12

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-59998
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of February, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

February 20, 2002 01:32 PM
User: mercadk
As of February 20, 2002, 01:32 PM

Bond Class	
Name / Class:	RFC02S3E 1A1
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$60,425,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$60,425,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$254,869,753.34
Net Coupon:	6.124 %
Gross Coupon:	6.457 %
Srvc Fee:	0.333 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	100PSA	150PSA	300PSA	400PSA	500PSA
99-19	6.083	6.084	6.086	6.088	6.090
99-23	6.059	6.057	6.052	6.048	6.045
99-27	6.034	6.030	6.017	6.009	6.000
99-31	6.010	6.003	5.983	5.969	5.955
100-03	5.985	5.976	5.949	5.930	5.911
100-07	5.961	5.949	5.914	5.890	5.866
100-11	5.936	5.923	5.880	5.851	5.822
100-15	5.912	5.896	5.846	5.812	5.778
100-19	5.888	5.869	5.812	5.773	5.733

WAL:	6.74	6.02	4.48	3.80	3.29
Mod. Dur:	5.09	4.63	3.62	3.15	2.79
Spread	157.9	168.9	202.6	232.8	254.7
First Prin:	03/2002	03/2002	03/2002	03/2002	03/2002
Last Prin:	01/2017	01/2017	01/2017	01/2017	01/2017
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.517	1.593	1.900	2.744	3.461	4.244	5.057	5.517
OnTR/Swp Spd	1.572	1.615	1.991	2.743/41	3.193/73	4.092/67	4.878/68	5.367/62
OnTR Price	99-20	99-07	103-04	100-30+	106-23	97-13+	100-29+	100-03+

1 Mo L	3Mo L	11Cof	Prime
1.820	1.823	3.368	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.079	6.643	101-08	99-03+

CAP VOLS (years)					
1	2	3	5	10	30
38.530	34.740	30.340	26.450	22.830	19.930

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.570	22.200	17.760	14.260

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.47	0.02	3.27	0.34	-0.04	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 20, 2002 01:33 PM
User: mercadk
As of February 20, 2002, 01:33 PM

Bond Class	
Name / Class:	RFC02S3E 1A2
Cusip:	
Coupon:	5.475 %
Formula:	N/A
Orig. Balance:	$40,000,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$40,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$254,869,753.34
Net Coupon:	6.124 %
Gross Coupon:	6.457 %
Srvc Fee:	0.333 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	100PSA	150PSA	300PSA	400PSA	500PSA
100-15	5.302	5.268	5.174	5.120	5.072
100-19	5.266	5.226	5.118	5.056	5.000
100-23	5.229	5.184	5.062	4.991	4.928
100-27	5.193	5.143	5.006	4.927	4.857
100-31	5.157	5.101	4.950	4.863	4.785
101-03	5.121	5.060	4.894	4.799	4.714
101-07	5.085	5.018	4.838	4.735	4.642
101-11	5.049	4.977	4.783	4.671	4.571
101-15	5.013	4.936	4.727	4.607	4.500
WAL:	3.98	3.40	2.44	2.10	1.87
Mod. Dur:	3.41	2.97	2.21	1.92	1.72
Spread	123.2	143.4	171.3	177.8	185.2
First Prin:	03/2002	03/2002	03/2002	03/2002	03/2002
Last Prin:	01/2010	12/2008	10/2006	01/2006	07/2005
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.682	1.788	2.147	3.009	3.661	4.373	5.123	5.570
OnTR/Swp Spd	1.721	1.826	2.231	3.041/37	3.457/68	4.290/67	4 979/73	5.405/70
OnTR Price	99-18	99-03	102-24+	99-29+	106-04	96-19+	100-05	99-18

1 Mo L	3Mo L	11Cof	Prime
1.830	1.850	3 368	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.216	6.796	101-08	99-03+

CAP VOLS (years)					
1	2	3	5	10	30
33.560	31.170	28.210	24.860	21.300	18.460

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.800	21.030	16.860	13.820

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.47	0.02	3.27	0.34	-0.04	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 20, 2002 01:35 PM
User: mercadk
As of February 20, 2002, 01:35 PM

Bond Class	
Name / Class:	RFC02S3E 1A4
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$17,300,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$17,300,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$254,869,753.34
Net Coupon:	6.124 %
Gross Coupon:	6.457 %
Srvc Fee:	0.333 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	100PSA	150PSA	300PSA	400PSA	500PSA
99-25	6.055	6.052	6.045	6.039	6.034
99-29	6.037	6.033	6.019	6.009	5.999
100-01	6.019	6.014	5.993	5.979	5.965
100-05	6.002	5.994	5.967	5.948	5.930
100-09	5.984	5.975	5.942	5.918	5.895
100-13	5.967	5.956	5.916	5.888	5.861
100-17	5.949	5.936	5.890	5.858	5.826
100-21	5.932	5.917	5.865	5.828	5.791
100-25	5.914	5.898	5.839	5.798	5.757

WAL:	9.58	8.42	5.89	4.87	4.16
Mod. Dur:	7.08	6.42	4.82	4.11	3.58
Spread	107.9	123.0	156.2	168.7	194.7
First Prin:	01/2010	12/2008	10/2006	01/2006	07/2005
Last Prin:	07/2013	06/2012	07/2009	04/2008	04/2007
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.713	1.839	2.175	2.963	3.594	4.313	5.042	5.510
OnTR/Swp Spd	1.756	1.841	2.223	2.988/40	3.398/69	4.218/67	4.904/72	5.349/72
OnTR Price	99-19	99-03+	102-16	100-00+	106-08	96-29+	100-23	100-12

1 Mo L	3Mo L	11Cof	Prime
1.850	1.880	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.144	6.719	101-08	99-03+

CAP VOLS (years)					
1	2	3	5	10	30
36.960	32.530	28.820	24.980	21.300	18.360

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.000	21.030	16.880	13.720

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.47	0.02	3.27	0.34	-0.04	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 20, 2002 01:25 PM
User: mercadk
As of February 20, 2002, 01:25 PM

Bond Class	
Name / Class:	RFC02S3E 2A1
Cusip:	
Coupon:	5.350 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$254,869,753.34
Net Coupon:	6.124 %
Gross Coupon:	6.457 %
Srvc Fee:	0.333 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	100PSA	150PSA	300PSA	400PSA	500PSA
100-15+	5.173	5.138	5.043	4.989	4.940
100-19+	5.136	5.096	4.987	4.924	4.868
100-23+	5.100	5.054	4.931	4.860	4.796
100-27+	5.064	5.013	4.875	4.796	4.725
100-31+	5.028	4.972	4.819	4.732	4.653
101-03+	4.992	4.930	4.763	4.668	4.582
101-07+	4.956	4.889	4.708	4.604	4.511
101-11+	4.920	4.848	4.652	4.540	4.440
101-15+	4.884	4.807	4.597	4.477	4.369

WAL:	3.97	3.40	2.44	2.10	1.87
Mod. Dur:	3.42	2.98	2.21	1.93	1.73
Spread	118.2	138.3	165.9	172.2	177.5
First Prin:	03/2002	03/2002	03/2002	03/2002	03/2002
Last Prin:	01/2010	11/2008	10/2006	01/2006	06/2005
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.621	1.794	2.157	2.916	3.542	4.289	5.088	5.547
OnTR/Swp Spd	1.736	1.831	2.202	2.945/41	3.360/68	4.189/64	4.867/70	5.369/66
OnTR Price	99-19	99-04	102-16	100-03+	106-10+	97-02	100-02	100-03

1 Mo L	3Mo L	11Cof	Prime
1.850	1.880	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.078	6.640	101-08	99-03+

CAP VOLS (years)					
1	2	3	5	10	30
35.490	32.420	28.360	24.480	20.730	18.140

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.310	20.560	16.270	12.970

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.47	0.02	3.27	0.34	-0.04	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 20, 2002 01:48 PM
User: mercadk
As of February 20, 2002, 01:48 PM

Bond Class	
Name / Class:	RFC02S3E 1A5
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$14,235,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$14,235,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$254,869,753.34
Net Coupon:	6.124 %
Gross Coupon:	6.457 %
Srvc Fee:	0.333 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	2 mos

Price	100PSA	150PSA	300PSA	400PSA	500PSA
97-02+	6.371	6.382	6.434	6.480	6.534
97-06+	6.356	6.366	6.416	6.460	6.511
97-10+	6.341	6.351	6.398	6.440	6.488
97-14+	6.327	6.336	6.380	6.420	6.465
97-18+	6.312	6.321	6.363	6.400	6.443
97-22+	6.297	6.306	6.345	6.380	6.420
97-26+	6.283	6.291	6.327	6.360	6.398
97-30+	6.268	6.276	6.310	6.340	6.375
98-02+	6.254	6.261	6.292	6.320	6.353

	100PSA	150PSA	300PSA	400PSA	500PSA
WAL:	13.07	12.39	9.98	8.50	7.27
Mod. Dur:	8.74	8.42	7.20	6.37	5.63
Spread	130.3	132.9	143.6	166.9	187.5
First Prin:	07/2013	06/2012	07/2009	04/2008	04/2007
Last Prin:	01/2017	01/2017	01/2017	01/2017	01/2017
Bench:	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.671	1.824	2.180	2.960	3.592	4.339	5.146	5.601
OnTR/Swp Spd	1.726	1.826	2.208	2.971/40	3.393/70	4.237/68	4.931/76	5.417/73
OnTR Price	99-18+	99-03+	102-16	100-02	106-08	96-27	99-18	99-12+

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.195	6.754	101-08	99-03+

CAP VOLS (years)					
1	2	3	5	10	30
36.480	33.040	28.940	25.110	21.310	18.540

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.880	21.010	16.870	13.650

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.47	0.02	3.27	0.34	-0.04	0.00	0.00	0.00	0.00	0.00	30